July 21, 2016 2Q 2016 Earnings Release Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process. Exhibit 99.1

2Q Operating Performance Major Business Activities 2016 Business Plan ▶ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

POSCO Earnings Release ｜July 21, 2016 6,576 5,767 6,010 Operating profit went up by 1.8%pt as product price and sales volume increased 2015.2Q 2016.1Q 2016.2Q 9,316 9,064 9,007 620 551 557* 9.2% 10.1% 11.9% 608 582 713 8,930 8,770 8,861 2015.2Q 2016.1Q 2016.2Q 2015.2Q 2016.1Q 2016.2Q 446 311* 210 2015.2Q 2016.1Q 2016.2Q Carbon Steel 8,452 8,304 8,359 S T S 478 466 502 2015.2Q 2016.1Q 2016.2Q Domestic 4,367 4,229 4,773 Exports (%) 4,509 (50.8) 4,511 (51.6) 4,232 (47.0) Invento-ries 1,257 1,240 972 2,527 22.9% 19.2% 19.2% 10 2015.2Q 2016.1Q 2016.2Q 874 888 901 △356 * Gwangyang No.5 BF Revamping (Feb.16~Jun.6, 112 days) * Forex-related effect △7,000 KRW/ton, (1Q) \/$1,204 → (2Q) 1,163 * Securities impairment △194 billion KRW, Forex-related losses △62.5 billion KRW 2Q Operating Performance Parent Income Production Sales Profit (thousand tons) (thousand KRW/ton, billion KRW, thousand tons) (billion KRW) [Product production] [Sales Volume and Inventories] [Financial structure] Liabilities to Equity Net Debt Crude Steel Steel Product Revenue Carbon Steel Price Product sales volume OP Margin Operating Profit Net Income

POSCO Earnings Release ｜July 21, 2016 4.5% 5.3% (billion KRW) 5.3% 2.0% 3.1% ROE* Operating profit improved as steel sectors gained, while non-steel sector remained weak 2015.2Q 2016.1Q 2016.2Q 2015.2Q 2016.1Q 2016.2Q 2.5% 2015.2Q 2016.1Q 2016.2Q 86.9% 77.0% 75.9% Net Income (billion KRW) Revenue Operating Profit Net Income 2015.2Q 2016.1Q 2016.2Q 2015.2Q 2016.1Q 2016.2Q 2015.2Q 2016.1Q 2016.2Q Steel 11,505 10,052 10,609 478 551 734 △26 314 170 Trading 7,079 6,148 6,111 97 109 86 61 96 32 E & C 2,561 1,791 1,784 27 7 △171 △147 △38 △162 Energy 471 456 326 20 43 △9 △11 16 △35 I C T 241 209 218 9 10 11 13 8 6 Chem/Ma-terials, etc 705 586 608 7 11 39 △9 △5 26 Total 22,562 19,242 19,656 638 731 690 △119 391 37 2Q Operating Performance Consolidated Income Revenue/Operating Profit Net Income/ROE Financial Structure OP Margin Revenue Operating Profit Liabilities to Equity Total Debt Cash Balance * Quarter result annualized 12,461 117 15,190 338 12,857 221 24,003 24,026 27,785 686 660 679 7,319 8,514 8,405 (billion KRW) (billion KRW)

2Q Operating Performance

※ Operating Performance of Major Non-steel Subsidiaries

Revenue of non-steel sectors (2Q16)


Materials, etc
(based on simple aggregation)
Energy
5%
9%
E&C
19%
9,046 billion KRW
67%
Trading

POSCO-Daewoo

- **Sales volume dropped due to maintenance of Myanmar gasfield. Remaining sales will be made in 2H16**
  - Sales volume : (1Q) 46.2 billion ft³ → (2Q) 34.8 billion ft³
  - * '15 quarter average sales volume : 43.8 billion ft³


[Operating Profit]
(Parent, billion KRW)
80
105
81
2015.2Q
2016.1Q
2016.2Q

POSCO E&C

- **Additional cost occurred as construction of CSP completed in June**
  - CSP-related losses
    : 1Q △68 → 2Q △207 billion KRW


[Operating Profit]
(billion KRW)
*Include. E&C Brazil
86
5
2016.2Q
2015.2Q
2016.1Q
△180

POSCO Energy

- **Turned to loss as electricity price and volume declined, due to seasonal effect**
  - Price: (1Q) 89 KRW/KWh → (2Q) 70
  - Volume: (1Q) 3,757GWh → (2Q) 3,643


[Operating Profit]
(Parent, billion KRW)
12
32
2016.2Q
2015.2Q
2016.1Q
△16

POSCO Chemtech

- **Profitability of chemical products improved as purchasing price for coal tar decreased**
  - Profitability to continuously improve as quicklime 2H sales volume is to increase while raw material contract price to drop


[Operating Profit]
(Parent, billion KRW)
2015.2Q
10
16
2016.1Q
2016.2Q
△4

POSCO ICT

- **Set up Smart Factory platform at Plate mill in Gwangyang Works. Raised profit by running BHS* in airports**
  - Continue to expand IT businesses towards steelmakers

* BHS : Baggage Handling System


[Operating Profit]
(Parent, billion KRW)
9
8
12
2015.2Q
2016.1Q
2016.2Q

POSCO Earnings Release | July 21, 2016
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5

2Q Operating Performance

※ Operating Performance of Major Overseas Steel Subsidiaries

Overseas steel subsidiaries turned profit, as performance of mills, including 3 upstream plants, improved


[Operating Profit, billion KRW)]
Overseas Steel Subsidiaries (Aggregated)
* Integrated mill+rolling mill Processing centers+Raw materials
△133
△42
11
'15.2Q '16.1Q 2Q
Upstream
Downstream
POSCO ESI
△0.2 0.2 2
'152Q '161Q 2Q
POSCO Maharashtra
△23 3 4
'152Q '161Q 2Q
ZPSS
△12 11 38
'152Q '161Q 2Q
POSCO Mexico
2 2 7
'152Q '161Q 2Q
Thainox
△0.4 1 5
'152Q '161Q 2Q
PT Krakatau POSCO
△96 △64 △20
'152Q '161Q 2Q
POSCO SS-Vina
△19 △17 △8
'152Q '161Q 2Q
POSCO Vietnam
△5 5 7
'152Q '161Q 2Q

POSCO Earnings Release | July 21, 2016
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6

2Q Operating Performance Major Business Activities 2016 Business Plan ▶

Major Business Activities

Strengthen Steel Competitiveness

Built up value chain to expand production and sales of WP* products

WP Product Sales Volume



(thousand tons)
WP product portion
37.7%
44.5%
45.2%
WP product sales volume
3,132
3,682
3,839
Solution Marketing-related sales
(WP+Average products)
505
856
874
'15.2Q
'16.1Q
'16.2Q

WP Product Mix

(%)	'15.2Q	'16.1Q	'16.2Q
Automotive	41.6	42.5	37.9*
CR	16.7	16.3	16.9
HR	14.8	14.5	16.5
Plate	10.3	10.8	11.1
Wire rod	10.2	9.1	10.3
STS/Electric	6.4	6.9	7.2

- Rationalization (Upgrade) of Gwangyang No.4 CR mill,
- Maintenance of No.2/3/5/6 CGL line lowered CG sales for 2Q

Upstream

Gwangyang No.5 BF revamping

- 5 mil t/yr(+2 mil)
- Supplemented supply and prepared for WP sales expansion by running Gwangyang High-mill under min level (△1mil tons)

Downstream

Rationalization of Gwangyang No.4 CR

- Repaired Pickling & Annealing line (~May 31)
- Optimized system apt for high-end steel output, fit for customers' needs

Built new rolling mill

- Built joint venture with Chongqing steel on CR mill (2.4 mil tons) and zinc coated steel mill (900k tons)
- Gwangyang No.7 CGL under construction (to be completed by July '17)

Processing Center

Enhanced efficiency by integrating operations

- Subsidiaries : 27 mills includ. China (12) and India (4)
- Increased marketing capabilities by operating based on sales
- Saved administrative cost by integration of management & supporting division functions

Solution Marketing

Applied high-purity Mn Steel on LNG tank in ships

- Used high-purity Mn steel, developed first-ever by POSCO, using Mn 20%, on LNG tank of 50k tons bulk ship. Pushing to replace nickel/aluminum alloy materials

*World Premium: Refers to products that are first developed by POSCO (World First), globally recognized technology and its feasibility (World Best),and higher OP margin(World Most)

POSCO Earnings Release | July 21, 2016
8
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Major Business Activities

Strengthen Steel Competitiveness

Expanded domestic/overseas market share for automotive steel, through reinforcing production and sales network

Added production/sales network base in major growth regions

- Thailand CGL started operation (450k tons, Jun)
- Completed construction of 3 processing centers in China (Chongqing No.2, Chengdu No.1/2 plant, May)
- Planning to build wire rod processing center in the US(25k tons)

*** Automotive steel production/sales network (No.of mills)**

	China	India	SE Asia	Europe/ Americas	Japan	Total
CR/CG	1	2	1	2	-	6
SCM	17	7	3	7	6	40

Expanded domestic M/S through customized marketing

- Sales upbeat on auto models that use POSCO's products


▪SM6: GigaPa level of high strength steel used 18.5%, domestic sales ranked No.6 (m/s 4.4%)
▪Tivoli: Applied POSCO's high-strength steel by 71%, sales grew 12% on monthly average in '16
▪Malibu: Reduced weight by 130kg, using ultra high-strength steel
7,027 units
6,310 units
5,711 units
Jan '16
Feb
Mar
Apr
May
Jun

[Automobile production outlook by region]


(million units)
45
40
35
30
25
20
15
CAGR (2016 – 2020) : 5.7%
ASEAN
India
China
2015
2016
2017
2018
2019
2020

* Source : CRU(2016), LMC automotive(2015)

[POSCO's automotive steel sales outlook]


(million tons)
8.3
8.6
9.1
9.5
US, etc 1.6 1.6
Japan 1.1 1.0
SE Asia 0.9 1.0
India 1.0 1.3
China 1.5 1.6
Domestic 2.2 2.1
'14
'15
'16(F)
'17(F)

POSCO Earnings Release | July 21, 2016
9

POSCO Earnings Release ｜July 21, 2016 81 out of 149 target of restructuring completed (’14~’16.1H) Steel (10) E&C (11) Chemicals and others (24) Accumulated cases by division 1H16 Results POSCO AST, merged with POSCO P&S (Jul ‘16) Sold Qingdao Pos-metal Co. ltd (Jun ‘16) Liquidated POSCO-Russia Mapo Hibroad Parking excluded from consolidated subsidiaries (Jun‘16) After liquidation of 5 SPCs under Santos CMI (’15), proceeding for Santos CMI disposal POSCO Green Gas Tech, completed integration with POSCO (May ‘16) Sold Xenesys (Feb ‘16) 45 subsidiaries sold, liquidated, and merged by 1H16 Integrated steel distribution and processing centers and realigned E&C businesses ※ SeAH Changwon Integrated Special Steel, share of 19.9% sales completed (Jul ’16) Restructuring subsidiaries - ’16.1H) Completed selling 7 companies. Plan to dispose 28 companies by 2H - Select preferred bidder and notify (POS-Power) ’15 ‘16 ‘17 ’14 4 34 35 22 7 Asset sales - Expected to raise cash of 0.8 trillion KRW (’16) ∙ 2Q) Sold stakes for Inje Auto theme park and non-profitable lands, etc. ’15 ‘16 ‘17 ’14 18 12 19 5 6 (Number of Companies for restructuring) (Cases) Speed-up Restructuring Major Business Activities

2Q Operating Performance Major Business Activities 2016 Business Plan ▶

2015 2016(f) POSCO Revenue (trillion KRW) 25.6 24.3 - Crude steel production (million tons) 38.0 37.2 - Product sales (〃) 35.3 35.3 CAPEX (trillion KRW) 2.0 2.1 Net Debt (〃) 0.4 △0.6 Consolidated Revenue (trillion KRW) 58.2 58.7 CAPEX (〃) 2.5 2.8 Net Debt (〃) 16.5 14.6 POSCO Earnings Release ｜July 21, 2016 Business Plan

Appendix 1. Business Environment – Steel demand and raw materials 2. Financial Statements ▶

2013 2014 2015 2016(f) 　 1Q 2Q 3Q YoY Nominal Consumption 51.8 55.5 55.8 56.4 13.5 14.9 14.1 + 0.1% Export 29.2 32.3 31.6 31.3 7.6 7.4 8.1 + 3.6% Production 69.1 74.1 74.1 74.4 17.9 18.6 18.8 + 2.3% Import 11.8 13.7 13.2 13.4 3.3 3.7 3.4 △ 3.7% 　 Incl. Semi-Product 19.4 22.7 22.1 22.6 5.7 6.1 5.6 △ 2.4% Shipbuilding Construction Automobile 3Q production declined due to the seasonal effect and expiry of purchasing tax cut Construction to drop as order backlog decreased as new orders reduced Construction investment to gradually go up as private investment for non-residential and housing picks up 1,211 1,071 1,124 983 ‘15.4Q ‘16.1Q 2Q 3Q 4.7 7.8 6.1 5.8 ‘15.4Q ‘16.1Q 2Q 3Q * Clarkson(Jun 2016), POSRI(Jul 2016) ‘15.4Q ‘16.1Q 2Q 3Q 7.5% 9.6% 5.7% 2.8% POSCO Earnings Release ｜July 21, 2016 * POSRI(Jul 2016) Market Environment Appendix#1. Business Environment Domestic Demand Outlook Domestic Demand & Supply Outlook 【Production】 【Construction】 【Investment】 (thousand units) (million GT) (YoY) * Korea Automobile Manufacturers Association (Jul 2016), POSRI(Jul 2016) * The Bank of Korea (Jul 2016) , POSRI(Jul 2016) (million tons)

Appendix#1. Business Environment

Market Environment

China's Steel Economy

"Steel price to stabilize while supply-demand situation tightens due to supply reduction"

- ✓ Supply and demand continues to tighten as production harmed due to recent flood, extensive capacity shut-downs in Tangshan area, and the lowest level of inventory
- ✓ 3Q steel price to remain stable with the reduction effect, despite the slow season and will maintain its high level compared to that of 2015

[China's Steel Price and Steel PMI]


Domestic HR Price ($/ton)
365
340
323
335
308
296
306
309
369
437
425
390
398
Steel PMI
11.7
10.6
10.3
9.6
9.2
8.6
9.1
12.6
11.5
9.1
9.5
9.0
8.5
'15.7
8
9
10
11
12
'16.1
2
3
4
5
6
7

* CRU(2016.7), Mysteel(Jul 2016)

Steel Demand in Major Countries

"Downtrend of China's demand eased and the demand of emerging countries to see upside"

- ✓ Previously expected demand downturn from China (△4.0%) is to be eased as auto production picked up and economic stimulus plan started to take effect
- ✓ Demand from Europe to slow down due to Brexit, while emerging countries, including India and SE Asia are to show strong growth

[Steel Demand Outlook for Major Countries]

(million tons)

	2013	2014	2015	YoY	2016(f)	YoY
US	95.7	107.0	95.7	△10.6%	98.8	3.2%
EU	142.0	149.1	153.3	2.8%	154.0	0.5%
China	735.1	710.8	672.3	△5.0%	660.0	△1.9%
India	73.7	76.1	79.5	4.5%	83.8	5.4%
ASEAN	59.2	62.1	66.4	7.0%	70.3	5.8%
MENA	69.4	72.5	72.1	△0.6%	74.4	3.1%
Global	1,534	1,547	1,500	△3.0%	1,493	△0.5%

* World Steel Association(Apr 2016), POSRI(Jul 2016)

POSCO Earnings Release | July 21, 2016

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Appendix#1. Business Environment

Raw Materials

Iron Ore

2016.2Q	Iron ore price increased from 1Q, as steelmakers pushed for more production in preparation for shut-down scheduled for Gardening exhibition in Tangshan area
2016.3Q	**"Fine ore to move within CFR $54/ton"** Price is to fall slightly considering the facts that steelmakers tend to maintain low inventory level in 3Q, iron ore inventory in port of China reached its peak, and Australian and Brazilian miners continue to export


[Iron Ore Price]
(US$/ton)
90
74
62
59
55
47
48
56
54
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q(f)

* 62% Fe IODEX CFR China (Quarterly Spot Average)

Coking Coal

2016.2Q	Coal price stabled around U$90/ton level, after temporarily shooting up to U$100/ton when Chinese government regulated coal production and US suppliers reduced export volume due to their weak profitability, resulting spot demand hike from Australia
2016.3Q	**"Hard coking coal to stay within FOB $90/ton"** Supply and demand to balance out as Chinese import coal demand increase offsets increased export from Australia due to its miners' profitability upturn. Price is to move around the level of 2Q


[Coking Coal Price]
(US$/ton)
112
111
105
88
84
77
77
90
90
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q(f)

* Premium Low Vol HCC FOB Australia (Quarterly Spot Average)

POSCO Earnings Release | July 21, 2016

posco

2015.2Q 2016.1Q 2016.2Q QoQ Revenue 15,190 12,461 12,857 396 Gross Profit 1,721 1,541 1,569 28 (Gross Margin) (11.3%) (12.4%) (12.2%) - SG&A 1,035 882 891 9 Operating Profit 686 660 679 19 (Operating Margin) (4.5%) (5.3%) (5.3%) - Other Operating Profit △148 △12 △13 △1 Share of Profit (loss) of Equity-accounted investees 24 50 112 62 Finance Items Gains △259 △153 △510 △357 Foreign Currency Transaction & Translation Gains (loss) △78 △41 △112 △71 Net Income 117 338 221 △117 (Net Margin) (0.8%) (2.7%) (1.7%) (△1%p) Owners of the Controlling Company 198 360 292 △68 (billion KRW) POSCO Earnings Release ｜July 21, 2016 Summarized Statements of Income Appendix#2. Financial Statements

2015.2Q 2016.1Q 2016.2Q QoQ Current Assets 31,450 28,590 28,736 146 Cash Balance* 7,319 8,514 8,405 △109 Account Receivable 11,115 9,346 9,352 6 Inventories 9,344 7,787 7,748 △39 Non-Current Assets 52,187 50,864 50,660 △204 Other Long-term Financial Assets** 3,355 3,157 3,096 △61 PP&E 34,924 34,189 34,114 △75 Total Assets 83,637 79,454 79,396 △58 Liabilities 38,884 34,575 34,261 △314 Current Liabilities 22,083 19,816 18,876 △940 Non-Current Liabilities 16,802 14,759 15,385 626 (Interest-bearing Debt) 27,785 24,003 24,026 23 Equity 44,753 44,879 45,134 255 Owners of the Controlling Company 41,512 41,140 41,501 361 Total Liabilities & Equity 83,637 79,454 79,396 △58 (billion KRW) POSCO Earnings Release ｜July 21, 2016 Consolidated Statements of Financial Position Appendix#2. Financial Statements * Cash Balance: Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities ** Including Other bonds